UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

STEALTHGAS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y81669106
(CUSIP Number)

Daniel R. Tisch c/o TowerView LLC 460 Park Avenue New York, New York 10022 (212) 935-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

SCHEDULE 13D

CUSIP No. Y81669106	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
TowerView LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,000,000

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
2,000,000

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Based on 38,202,181 shares of the Issuer’s common stock outstanding as of July 22, 2022, as reported by the Issuer in its Form 6-K filed with the SEC on August 5, 2022.

CUSIP No. Y81669106	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Daniel R. Tisch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,000,000

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
2,000,000

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Based on 38,202,181 shares of the Issuer’s common stock outstanding as of July 22, 2022, as reported by the Issuer in its Form 6-K filed with the SEC on August 5, 2022.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Stealthgas Inc., a Marshall Islands corporation (the “Company”), whose principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561, Athens, Greece.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a). The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	TowerView LLC (“TowerView”)
2.	Daniel R. Tisch (“DRT”)

(b)  The business address or address of its principal office, as applicable, of the Reporting Persons is:

460 Park Avenue
20th Floor
New York, NY 10022

(c) Each of the Reporting Persons’ principal business is investing and DRT’s principal occupation is serving as Managing Member of TowerView.

(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	TowerView – Delaware
2.	Daniel R Tisch – United States

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price (inclusive of commissions) of the shares of Common Stock beneficially owned by TowerView as of the date hereof is $5,544,620.  All shares of Common Stock reported herein were purchased with TowerView’s working capital in open market transactions through brokers.

Item 4.	Purpose of Transaction.

TowerView holds its shares of the Company’s Common Stock as an investment.  TowerView believes that the Company’s stock price has not properly reflected the value of its assets.  TowerView has sent a letter to the Board of Directors of the Company requesting that they consider a liquidation of the Company’s assets and the return of capital to the shareholders (the “Letter”).  The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is incorporated by reference as Exhibit 1, and is incorporated herein by reference.

Depending on, among other things, trading prices for the Common Shares, the financial condition, results of operations and prospects of the Company, general economic, market and industry conditions, and TowerView’s overall investment objectives, strategic position and financial condition, TowerView may, from time to time, acquire additional Common Shares in private or public transactions, maintain its present ownership position, or sell Common Shares. While the Common Shares held by TowerView were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, it is possible that in the future, based on the factors enumerated above, that TowerView could engage in conversations with the management or Board members or other shareholders of the Company concerning the Company’s financial condition and operations and possible transactions that the Company might pursue.

Except as set forth herein, at the present time, TowerView has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

DRT is the Managing Member of TowerView.  DRT exercises sole voting and investment power over the shares of Common Stock held by TowerView.

(c) TowerView effected trades of Common Stock in the open market during the 60 days preceding the filing of this statement as follows:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/6/2022	67,772	2.73
12/5/2022	51,281	2.86
12/2/2022	116	2.93
12/1/2022	831	2.93
11/28/2022	40,000	3.02
11/23/2022	10,000	3.07
11/22/2022	69,422	3.09
11/18/2022	10,378	2.98
11/17/2022	7,836	3.00
11/10/2022	2,364	3.00
11/9/2022	40,000	3.05
10/27/2022	(5,000)	3.50
10/26/2022	(14,809)	3.46
10/25/2022	(20,191)	3.36

10/19/2022	(5,000)	3.28
10/18/2022	(9,800)	3.24
10/17/2022	(17,621)	3.15
10/14/2022	316	3.04
10/14/2022	(2,895)	3.10

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No Change.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1: Letter dated November 28, 2022 from TowerView LLC to Stealthgas Inc.
Exhibit 2: Joint Filing Agreement, dated as of December 6, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2022

TowerView LLC

	By	/s/ Daniel R. Tisch
Daniel R. Tisch
Managing Member